Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Update on Suncor Energy response to cybersecurity incident

Calgary, Alberta--(July 6, 2023) - As previously announced on June 25, 2023, Suncor (TSX: SU) (NYSE: SU) experienced a cybersecurity incident. We immediately activated our business continuity plans, engaged leading IT and cybersecurity experts and notified relevant authorities. Based on our investigation to date, we determined that our IT network was accessed by an unauthorized party on or about June 21, 2023.

The incident has not impacted the safety and reliability of our field operations. However, our Petro-Canada business experienced temporary disruptions that have largely been resolved. Our focus throughout has been to protect our IT systems and minimize disruption to our customers and suppliers.

We have determined that our Petro-PointsTM program has been impacted. The unauthorized party obtained members' basic contact information. We are notifying Petro-Points members and the appropriate privacy regulators.

If we discover additional information was obtained, we will notify affected parties as appropriate.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company's Petro-Canada retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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